Mail Stop 4561

October 23, 2008

Mr. Mark A. Keidel
Chief Financial Officer
First Mariner Bancorp
1501 South Clinton Street
Baltimore, MD 21224

    Re: First Mariner Bancorp
               Form 10-K for the Fiscal Year Ended December 31, 2007
               Form 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008
               File No. 0-21815

Dear Mr. Keidel:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Angela Connell
               Reviewing Accountant